UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-39732
CUSIP NUMBER 02116A 104

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Alset EHome International Inc.
 Full Name of Registrant

                                                                  N/A
Former Name if Applicable

4800 Montgomery Lane, Suite 210
Address of Principal Executive Office (Street and Number)

                                    Bethesda, MD 20814
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alset EHome International Inc. (referred to herein as the “Company” or the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the period ended December 31, 2020 within the prescribed time period. The Company anticipates filing the Annual Report within the fifteen day extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rongguo Wei	(301)	971-3940
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our results of operations for the year ended December 31, 2020 represented a significant change from the year ended December 31, 2019.

In the year ended December 31, 2020, the Company had a net loss of $4,885,239 compared to a net loss of $8,053,428 in the year ended December 31, 2019, reflecting a decrease of $3,168,189 or 39%.

The main reason for this change in net loss was a change in operating expenses. In the year ended December 31, 2020, the Company had operating expenses of $17,589,288 compared to operating expense of $31,200,994 in the year ended December 31, 2019, reflecting a decrease in operating expenses of $13,611,706 or 44%. The change in cost of sales and recorded impairment of real estate in 2019 are the primary reasons for the volatility in these two periods. Cost of sales was $11,773,936 for the year ended on December 31, 2020 compared to cost of sales of $19,968,757 for the year ended on December 31, 2019. Additionally, we recorded an impairment of $5,230,828 on our real estate assets in the period ended on December 31, 2019. No impairment was recorded for the year ended on December 31, 2020.

In addition, there was a decline in revenues. Revenue was $15,412,783 in the year ended December 31, 2020, compared to $24,257,953 in the year ended December 31, 2019, reflecting a decrease of $8,845,170 or 36%. An increase in property sales from the Company’s Ballenger Project and first sale of a section of the Company’s Black Oak Project in the first quarter of 2019 contributed to higher revenue in that period. Pursuant to a lot purchase agreement dated July 3, 2018, 150 CCM Black Oak Ltd sold 124 lots located in the Company’s Black Oak project to Houston LD, LLC for a total purchase price of $6,175,000 in January 2019.

Alset EHome International Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2021	By:	/s/ Rongguo Wei
Name: Rongguo Wei Title: Co-Chief Financial Officer